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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No. _______)*

                         FIRETECTOR INC.
                        (Name of Issuer)

                  COMMON STOCK $.001 PAR VALUE
                 (Title of Class of Securities)

                          318319 407
                        (CUSIP Number)

                    Dennis P. McConnell, Esq.
                 Dolgenos Newman & Cronin LLP
                        96 Spring Street
                   New York, New York 10012
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        September 1, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. /_/

Check the following box if a fee is being paid with the statement. /x/

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 318319 40 7

1.   Name of Reporting Persons S.S. OR I.R.S. Identification No.
of Above Persons:

2.   Check the Appropriate Box If a Member of a Group (See
Instructions) (a)
              (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions)  PF

5.   Check If Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) /  /

6.   Citizenship or Place of Organization:  American

Number of Shares Beneficially Shared Voting Power
Owned by Each Reporting Person
With:

  7.   Sole Voting Power

  8.   Shared Voting Power

  9.   Sole Dispositive Power

 10.   Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting
Person

12.   Check If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) /  /

13.   Percent of Class Represented by Amount in Row (11)

14.   Type of Reporting Person (See Instructions)  IN

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Item 1.   Security and Issuer.

Firetector Inc. (the "Issuer")
262 Duffy Lane
Hicksville, NY  11801-9068
c/o Marc Palker, Secretary and Treasurer

Common Stock, $0.001 par value (the "Common Stock")

Item 2.  Identity and Background

a.  Daniel S. Tamkin

b.  106 Avenue Road
    Toronto, Ontario
    Canada M5R 2H3

c.  Executive
    Mirtronics Inc.
    106 Avenue Road
    Toronto, Ontario
    Canada M5R 2H3

d. During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

e. During the last five years, the Reporting Person was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.  American

Item 3.  Source and Amount of Funds or Other Consideration

On February 8, 1994, Mirtronics Inc. conferred upon the Reporting Person options to purchase 100,000 shares of the Common Stock for an exercise price of $.40 per share in connection with his employment. The exercise price of these and other options held by Mirtronics was later reduced by the Issuer to $.30 per share. On September 1, 1995, Mirtronics conferred upon the Reporting Person options to purchase an additional 60,000 shares of Common Stock on the same terms. On September 1, 1995, the Reporting Person exercised 60,000 of the previously acquired options and accordingly acquired 60,000 shares of Common Stock for a total consideration of $18,000. The Reporting Person's personal funds were the source of the consideration paid. The Reporting Person was previously granted options by the Issuer to purchase 12,5000 shares of Common Stock pursuant to his employment by the Issuer.

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The Reporting Person may elect to exercise further options in the future. The above described options and the 60,000 shares of Common Stock acquired on September 1, 1995 were acquired by the Reporting Person for investment purposes.

Item 4.  Purpose of Transaction.

Other than reported above, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of director or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer.

     (a)  Amount Beneficially Owned and Percentage of Class:
                    172,500; 5.14%

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or direct the vote:
                    172,500

          (ii)  shared power to vote or to direct the vote:
                    0

          (iii) sole power to dispose or to direct disposition:
                    172,500

          (iv)  sole power to dispose or to direct disposition:
                    0

     (c) Other than the transaction described in Item 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item  7.  Material to be Filed as Exhibits.

     None.
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                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1995

                         /s/ DANIEL S. TAMKIN



                         DANIEL S. TAMKIN


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).